FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                     For the month of September 2005 No. 2

                            TOWER SEMICONDUCTOR LTD.
                 (Translation of registrant's name into English)


                    P.O. BOX 619, MIGDAL HAEMEK, ISRAEL 23105
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

     The Registrant will hold its Annual and Special General Meeting of Shareholders on October 27, 2005 at 11:00 a.m. (Israel time) at the Registrant's offices in Migdal Haemek, Israel. In connection with the meeting, on or about September 22, 2005, the Registrant mailed to shareholders (i) a Notice of Annual and Special General Meeting and Proxy Statement and (ii) a Proxy Card. Attached hereto as Exhibits 99.1 and 99.2 are, respectively, the Notice of Annual and Special General Meeting and Proxy Statement and Proxy Card.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            TOWER SEMICONDUCTOR LTD.



Date: September 22, 2005                    By: /S/ Nati Somekh Gilboa
                                            --------------------------
                                            Nati Somekh GIlboa
                                            Corporate Secretary